

Darin Smith
Lead Director and
Associate General Counsel
(tele no.) (319) 573-2676

1290 Avenue of the Americas
New York, NY 10104

October 19, 2015

VIA EDGAR

Elisabeth Bentzinger, Esq.
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE: AXA Equitable Life Insurance Company
        Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4
        File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. Bentzinger:

This letter responds to supplemental oral comments you provided with respect to the above referenced filings for Separate Account No. 49 of AXA Equitable Life Insurance Company (the "Company"). For your convenience, I have restated those comments below, and followed each comment with the Company's response.

General Comments:

1. Please provide a copy of the FAQ.

Response: The Company will provide a copy of the FAQ.

2. Consider revising the description of the benefit provided by the GMIB to include "regardless of market performance".

Response: The disclosure has been revised. See page 1.

3. Confirm supplementally that the dollar amount is calculated using values on the Valuation Date and that the transaction is priced at the price next calculated at the close on the Transaction Date.

Response: Confirmed.

4. Consider disclosing that an owner should consider whether his investment allocations are still appropriate.

Response: The disclosure has been revised. See page 1.

5. Please move the discussion on the fixed maturity options and market value adjustment to a new paragraph.

Response: The disclosure has been revised. See page 2.

6. Please provide a phone number for an owner to call to find out the anticipated amount of any market value adjustment to his contract FAQ.

Response: The disclosure has been revised. See page 2.

7. Consider changing "specific limit" to "annual withdrawal amount" or similar phrase.

Response: The Company would prefer to use "specific limit" as it is less likely to be confused with the annual withdrawal amount phrase commonly used with the GWBL available to certain owners.

8.   Please add an example regarding the amount added to the Special Credit Amount by the EEB.

Response: The disclosure has been revised. See page 4.

9.   Add "future" to "withdrawal charges".

Response: The disclosure has been revised. See pages 7 and 9.

10. Please explain supplementally any owners who are either excluded from the offer.

Response: Certain qualified contracts are not eligible for the offer.

11. Please clarify whether an owner will still be restricted to choosing Option A Asset Allocation or Option B Custom Selection.

Response: The disclosure has been revised. See page 8.

12. Please instruct owners to read the prospectus for the New Contract prior to purchasing a New Contract.

Response: The disclosure has been revised. See page 14.

13. Add "income taxes" to the items listed in the second paragraph on page 7.

Response: The Company would prefer not to add "income taxes" as a potential "negative consequence" of the offer. The Company does agree that it needs to disclose that there is the potential for both taxation and penalties. To that end, the preceding sentence discloses that the Special Credit Amount may be taxable. Moreover, on page two of the supplement we also disclose that the owner may be subject to income taxes and tax penalties. Further disclosure regarding potential tax consequences is also contained in the "*What are the tax implications of accepting the offer?*" section of the supplement.

14. Consider revising the list of additional factors to more closely match how the additional factors are discussed in the brochure.

Response: The Company believes that while the presentation is different, the two are not inconsistent.

15. Clarify that after accepting the Full Buyout Option the owner can take a partial withdrawal.

Response: The disclosure has been revised. See page 9.

16. In the chart in Appendix II, please revise the disclosure to show whether subsequent additions are allowed.

Response: The disclosure has been revised. See page 16.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with these filings.

Best regards,

/s/ Darin Smith
Darin Smith

cc: Dodie Kent, Esq.